CUSIP No. 901-145-102                                    Page 1 of 4 Pages


                                  SCHEDULE 13G

                                 (Rule 13d-102)



           Information to be Included in Statements Filed Pursuant to
Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                             TV Azteca, S.A. de C.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)

American  Depositary  Shares,   each  representing  16  Ordinary Participation
Certificates ("CPOs"), each CPO consisting of one Series A Share, without par value, one Series D-A Share, without par value, and one Series D-L Share, without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   901-145-102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  December 9, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|  Rule 13d-1(b)

                  |X|  Rule 13d-1(c)

                  |_|  Rule 13d-1(d)

CUSIP No. 901-145-102                                    Page 2 of 4 Pages

--------------------------------------------------------------------------------
1          Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)

           Moises Saba Masri and Alberto Saba Raffoul as JTWROS

--------------------------------------------------------------------------------
2          Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|

                                                                         (b) |_|


--------------------------------------------------------------------------------
3          SEC Use Only


--------------------------------------------------------------------------------
4          Citizenship or Place of Organization

           Mexico

--------------------------------------------------------------------------------
               Number of         5       Sole Voting Power

                Shares                                                     0
                                 -----------------------------------------------
             Beneficially        6       Shared Voting Power
                                         7,829,200 American Depositary Shares
               Owned by                  and 40,000,000 Ordinary Participation
                                         Certificates
                  Each            ----------------------------------------------
                                 7       Sole Dispositive Power
               Reporting
                                                                           0
              Person With
--------------------------------------------------------------------------------
                                 8       Shared Dispositive Power
                                         7,829,000 American Depositary Shares
                                         and 40,000,000 Ordinary Participation
                                         Certificates

--------------------------------------------------------------------------------
9          Aggregate Amount Beneficially Owned by Each Reporting Person

           7,829,200 American Depositary Shares and 40,000,000 Ordinary Participation Certificates

--------------------------------------------------------------------------------
10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                           |_|

--------------------------------------------------------------------------------
11         Percent of Class Represented by Amount in Row (9)

                                                                           5.6%
--------------------------------------------------------------------------------
12         Type of Reporting Person (See Instructions)

                                                                           IN
--------------------------------------------------------------------------------

CUSIP No. 901-145-102                                    Page 3 of 4 Pages

--------------------------------------------------------------------------------
Item 1(a)         Name of Issuers:

                  TV Azteca, S.A. de C.V.
--------------------------------------------------------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Periferico Sur No. 4121, Colonia Fuentes del Pedregal,
                  G.P. 14141 Mexico, D.F.,
                  Mexico
--------------------------------------------------------------------------------

Item 2(a)         Name of Person Filing:

                  Moises Saba Masri and Alberto Saba Raffoul as JTWROS
--------------------------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Moliere 330, Piso 8, Polanco, 11540, Mexico, D.F.
--------------------------------------------------------------------------------

Item 2(c)         Citizenship:

                  Mexico
--------------------------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                  American Depositary Shares, each representing 16 Ordinary Participation Certificates ("CPOs"), each CPO consisting of one Series A Share, without par value, one Series D-A Share, without par value, and one Series D-L Share, without par value
--------------------------------------------------------------------------------

Item 2(e)         CUSIP Number:

                  901-145-102
--------------------------------------------------------------------------------

Item 3 If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) |_| Insurance company registered under Section 8 of the Investment Company Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)

     (J) If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

CUSIP No. 901-145-102                                    Page 4 of 4 Pages

Item 4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned: 7,829,200 American Depositary Shares which represent 125,267,200 Ordinary Participation Certificates ("CPOs," each CPO consisting of one Series A Share, without par value, one Series D-A Share, without par value, and one Series D-L Shares, without par value) and 40,000,000 CPOs. These totals are after the sales of 2,170,800 American Depositary Shares during the period December 3 to December 9, 1999.

          (b)  Percent of class: 5.6%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 0

               (ii) Shared power to vote or to direct the vote:  7,829,200
                    American Depositary Shares and 40,000,000 CPOs.

               (iii)Sole power to dispose or to direct the disposition of: 0

               (iv) Shared  power to dispose or to direct the disposition of:
                    7,829,200 American Depositary Shares and 40,000,000 CPOs.

--------------------------------------------------------------------------------
Item 5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable.

--------------------------------------------------------------------------------
Item 8.       Identification and Classification of Members of the Group.

                    Not applicable.

--------------------------------------------------------------------------------
Item 9.       Notice of Dissolution of Group.

                    Not applicable.

--------------------------------------------------------------------------------

Item 10.      Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               December 13, 1999
                         ----------------------------------
                                   (Date)


                               /s/ Moises Saba Masri
                         ----------------------------------
                                   Moises Saba Masri


                            /s/ Alberto Saba Raffoul
                         -----------------------------------
                                Alberto Saba Raffoul